______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For June 17, 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Gustav III:s Boulevard 18, Box 712

SE-169 27 Solna, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated May 7, 2003, "Song Networks Holding AB Announces First Quarter 2003 Results"

Song Networks Holding AB announces first quarter 2003 result

  Adjusted EBITDA for the quarter was SEK 14 million, compared with SEK -47 million for the first quarter of 2002. This result includes Arrowhead from January 10, 2003.

  Revenues for the first quarter of 2003 were SEK 579 million compared to SEK 590 million the first quarter of 2002. Revenues from high margin services as data and Internet increased with more than 13% compared to the same period the previous year, but low margin services as voice and other decreased during the period.

  The number of corporate customers was at the end of the period 22,624, an increase of 1,438 compared to 21,186 the first quarter of 2002.

  Directly connected offices/ sites increased with 4,188 to 15,809 during the year from 11,621 the first quarter of 2002. The number of IP VPN sites at the end of the period was approximately 4,500, which represents an increase of 2,200 from the first quarter of 2002.

  Adjusted cost for sales, general and administration (SG&A) was SEK 233 million, or 40% of revenues, compared to SEK 284 million or 48% the first quarter of 2002.

  Net result for the quarter was SEK -38 million that can be compared to SEK -336 million the corresponding period the previous year.

  Cash and cash equivalents, including restricted cash, at the end of the period was SEK 551 million. Financial net cash was SEK 608 million.

Subsequent events:

  Cash issuances in relation to Song Networks' financial restructuring are completed, and the last conversion period to convert bonds into shares ended May 2. This means that the financial restructuring is completed and Song is thus virtually debt free.
  At the Annual General Meeting on April 9, 2003, a new board of directors was elected and Roger Holtback was appointed chairman of the board.

Stockholm, Sweden - May 7, 2003 - Song Networks Holding AB ("Song Networks" or the "Company"), (Stockholmsbörsen: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported the first quarter 2003 financial and operating results. Commenting on the results, Tomas Franzén, Chief Executive Officer, said: "The first quarter has developed according to plan. Revenues from data have developed positively during the period but revenues from reseller voice have decreased more than expected. Increasing revenues from data combined with lower costs are compensating the decrease of revenues from reseller voice. A solid order intake from especially data during the first quarter gives us confidence in future development".

Financial and operational summary:

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003
Net revenues, MSEK	590.2	558.9	580.6	595.4	579.4
Growth in net revenues, %, sequential quarters	-5%	-5%	4%	3%	-3%
Gross Margin, %	40.1%	40.7%	42.0%	42.3%	42.7%
SG&A, adjusted, %	-48%	-47%	-45%	-40%	-40%
EBITDA, adjusted, MSEK	-47.1	-33.4	-16.4	14.0	14.0
EBITDA, adjusted, %	-8%	-6%	-3%	2%	2%
Result per share, SEK	-202.73	-1,129.02	-210.44	165.34	-0.90
Weighted average number of shares outstanding	1,658,852	1,658,852	1,658,852	1,658,852	42,445,577
Revenue mix
- direct	53%	56%	57%	55%	59%
- wholesale	21%	23%	23%	28%	26%
- indirect and other	26%	21%	20%	17%	15%
Corporate customers (number), including - directly connected customers - dedicated hosting customers	21,186 6,338 163	21,721 6,644 168	22,077 6,887 170	21,826 6,779 153	22,624 7,350 217
No. of directly connected sites, of which - fiber - DSL - leased lines - radio	11,621 1,344 5,052 5,092 133	12,989 1,582 5,722 5,491 194	14,275 1,779 6,472 5,828 196	14,630 1,867 6,647 5,919 197	15,809 2,036 6,983 6,425 365
Employees, at the end of the period	1,007	994	975	786	828

Results of Operations:

Song Networks' revenues for the first quarter 2003 were SEK 579 million, compared to revenues the fourth quarter 2002 of SEK 595 million. The decrease is due to a continued phase-out of non-core business, mainly revenues from resellers of voice and hardware sales. Revenues originating from Arrowhead amount to approximately SEK 20 million this quarter. With the integration of Arrowhead Song lost revenues from a long-term lease of fiber (an IRU) of approximately SEK 8 million per quarter.

Direct revenues increased from the previous quarter to 59% of total revenues compared to 55%. The number of corporate customers increased by 798 in the first quarter of 2003 to a total of 22,624 at the end of the period. The number of customers will decrease going forward as small customers will be phased-out and the Company will focus on large and medium-sized customers.

Revenues from data and Internet increased with more than 7% from the previous quarter to 44% of total revenues. Revenues from data and Internet were SEK 257 million in the first quarter of 2003, versus SEK 239 million in the fourth quarter of 2002. The number of hosting customers has also increased significantly due to the integration of Arrowhead.

Revenues from Sweden accounted for 36% of the Company's total revenues in the first quarter of 2003, with revenues from Finland representing 25%, Norway 20% and Denmark the remaining 19%.

Gross margin for the first quarter of 2003 increased to 42.7% compared to 42.3% the fourth quarter of 2002, due to a larger share of revenues from data and Internet. The gross margin has been negatively impacted by the integration of Arrowhead that during the first quarter of 2003 contributed with a lower margin than what the rest of Song Networks did. Taken into consideration the previously mentioned loss of the IRU revenue, the contribution from Arrowhead is close to 0%.

Adjusted sales, general and administrative (SG&A) costs decreased through a continued tight cost control to SEK 233 million, compared to SEK 238 million in the fourth quarter of 2002. The integration of Arrowhead added approximately SEK 13 million to SG&A. As a percentage of revenues, adjusted SG&A was 40%, which was the same as the previous quarter.

The Company showed a positive adjusted EBITDA for the period. Adjusted EBITDA margin was 2% in the first quarter of 2003, the same as in the fourth quarter of 2002. Adjusted EBITDA was SEK 14 million for the first quarter of 2003.

Other income/ expenses, net, were SEK 0.9 million, compared to SEK 9 million the previous quarter. Other income/ expenses, net, in the first quarter of 2003 constitutes mainly of a capital gain from the sale of fixed assets in Finland.

Financial net for the first quarter of 2003 was SEK 2.7 million, compared to SEK 50 million in the fourth quarter of 2002. Financial net the fourth quarter of 2002 include a significant foreign exchange gain pertaining to the Company's long-term loans denominated in USD and EUR until the Plan of Composition became irrevocable on December 13, 2002. Following the financial restructuring the Company is now virtually debt free, which means that the interest expenses have been dramatically reduced. The exposure to variation in foreign exchange has also been significantly reduced.

The Company's net result in the first quarter of 2003 was SEK -38 million compared to a net result of SEK 274 million in the fourth quarter of 2002. The net result in the fourth quarter of 2002 include among other things a capital gain of SEK 4 198 million pertaining to the conversion of the Company's bonds into equity, as well as a write-down of tangible and intangible fixed assets of SEK -3 737 million.

Capital expenditures during the first quarter of 2003 totalled SEK 40 million versus SEK 81 million in the fourth quarter of 2002. Historical cost for PP&E (Property, Plant and Equipment) amounted to SEK 6,959 million and the carrying value totalled SEK 1,353 million. Depreciation according to plan was SEK 58 million, compared to SEK 163 million the fourth quarter of 2002. The lower depreciation is explained by the write-down of fixed assets that was made in the end of December 2002. Through the acquisition of Arrowhead, fixed assets of an appreciated market value of SEK 174 million was added to the Company that resulted in increased depreciation.

Song Networks ended the first quarter of 2003 with 828 employees, up from 786 at the end of the fourth quarter of 2002. The increase is mainly an effect of the integration of Arrowhead. With the integration of Arrowhead on January 10, 88 employees were added to the Company.

Parent company:

The parent company Song Networks Holding AB's revenues for the quarter were SEK 0 million, compared to SEK 0 million the fourth quarter of 2002. Loss before income taxes was SEK -14 million, compared to SEK -155 million in the fourth quarter of 2002. Investments during the quarter amounted to SEK 0 million, compared to SEK 0 million the previous quarter. The parent company's cash and cash equivalents at the end of the period was SEK 298 million, compared to SEK 24 million at the end of the fourth quarter of 2002. The number of employees in the parent company at the end of the first quarter of 2003 was 13, the same as at the end of the fourth quarter of 2002.

Business development:

As of March 31, 2003, the Company had 22,624 corporate customers, of which 7,350 customers were directly connected to the Company's network through a total of 15,809 sites. This represents an increase of 571 directly connected customers and an increase of 1,179 sites over the fourth quarter of 2002. The number of fiber sites increased by 169 during the first quarter of 2003, to a total of 2,036. As of March 31, 6,983 sites were connected through DSL, which includes an increase of 336 in the first quarter of 2003 and 6,425 sites were connected through leased line.

During the first quarter of 2003, the Company continued to significantly increase the number of customers to its IP VPN service. At the end of the first quarter of 2003 the service had been rolled out to approximately 4,500 sites versus approximately 4,000 sites in the fourth quarter of 2002.

The process of converting the Company's bonds to new shares has developed according to plan. During the first three conversion periods bondholders representing 99% of the total outstanding bonds, issued by the wholly owned subsidiary Song Networks N.V, had turned in their bonds for exchange for new shares in Song Networks Holding AB. The shares have been issued and are reflected in shareholders' equity in the end of the first quarter. The remaining bonds that were converted during the fourth and last subscription period that ended May 2, 2003, will be converted into shares. Hereby have all of Song Networks long-term debts been converted into new shares in Song Networks Holding AB.

On January 10, 2003, Song Networks Holding AB acquired all shares in Arrowhead AB from Vattenfall AB for SEK 100 million. At the same time Vattenfall AB made a subscription of new shares in Song Networks Holding AB for SEK 100 million.

On January 17, 2003, the two issuances with preferential rights were completed. The subscription rate for shareholders with preferential rights was approximately 90% or SEK 88 million for the share issue and approximately 70% or SEK 58 million for the issue of convertible debentures. Since the two issuances were, as earlier announced, fully guaranteed, the remaining shares and convertibles have been allotted to the guarantees. The issued debentures are traded on the Swedish stock exchange, Stockholmsbörsen.

In addition to the preferential rights issuances Song has carried out a series of issuances directed to parties in the financial restructuring.

-Directed share issue to Vattenfall and Stena Adactum, amounting to SEK 300 million.

-Directed convertible issue to Stena Adactum in a nominal amount of SEK 15 million.

On January 23, 2003, Song Networks Holding AB announced that the cash issuances related to the Company's financial restructuring had been carried out according to plan. The cash issuances provide the Company with approximately SEK 495 million in liquid funds, before deduction of issue costs.

On February 19, 2003, Song Networks Holding AB announced that the Swedish subsidiary had signed an agreement with Stena Metall AB concerning the supply of data communication services. The agreement takes in the 80 Stena Metall operating locations in Sweden as well as one office in Denmark, all linked together in a private network via the Song Networks IP VPN solution. These linked offices will gain access to Stena Metall's central IT system as well as to the Internet. The three-year agreement has a value to Song Networks of around SEK 14 million.

On March 10, 2003, Song Networks Holding AB announced that Joachim Jaginder had been appointed new Chief Financial Officer for the Company. Mr Jaginder joins the Company from Teleca AB where he has been the Chief Financial Officer since February 2002. He will take up his position at Song Networks Holding on May 12, 2003.

Financing:

As of March 31, 2003, the Company had SEK 551 million in cash and cash equivalents (including restricted cash), as compared to SEK 266 million as of December 31, 2002. Song Networks has access to a credit facility of a maximum of SEK 200 million of which SEK 0 million has been used as per March 31, 2003, as compared to SEK 72 million at the end of the previous quarter. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' receivable, is limited to 65% of the receivables not older than 60 days. Restricted cash amounts to SEK 42 million held in escrow for operational purposes.

Subsequent events:

On April 9, 2003, the Annual General Meeting with the shareholders in Song Networks Holding AB was held. Among others, the following resolutions were passed.

The board of directors was elected in accordance with the proposal set out in the notice: Re-election of Lars Grönberg and election of Tomas Franzén, Roger Holtback, Märtha Josefsson, Kjell Nilsson, Lennart Åsander and Raj Raithatha.

It was resolved to amend the articles of association in accordance with the board of directors' proposal, resulting in an increase of the share capital limits of the Company.

It was resolved to assign the board of directors to appoint a compensation committee and an audit committee. It was resolved not to appoint a nominating committee.

At the first meeting of the board of directors, Roger Holtback was appointed chairman of the board.

On April 23, 2003, Song Networks announced that the Norwegian subsidiary would supply a data network that connects 18 municipalities in 3 regions in Norway to Song Networks' broadband network. The contract spans over 3 years, and has a total value for Song Networks of a minimum of NOK 20 million.

On April 24, 2003, Song Networks Holding AB announced that the Norwegian subsidiary had signed an agreement with ELCON Finans AS for the supply of a Nordic data network solution. The period of supply covers 5 years, and the value for Song Networks is about NOK 15 million. ELCON Finans has today 20 offices with activities in Norway, Sweden and Denmark. The agreement covers a Nordic data network based on Song Networks' IP VPN solution.

Forward-looking statements:

The Company expects to generate a significantly positive EBITDA for the full year of 2003 and to be cash flow positive by the second quarter of 2004. As a result of our ambition to achieve a more profitable revenue mix, the expected revenue for 2003 is somewhat lower than the previously stated SEK 2.6 billion.

The Company is fully committed to keep the overall cost base under tight control and will continue to scrutinize every possibility to further reduce Song Networks' costs going forward. Run-rate for SG&A levels on a combined basis with Arrowhead is expected to be lower than SEK 240 million per quarter compared to previous estimation of SEK 245 million. The network build-out was completed in all material respects during 2001 and capital expenditures are now expected to total approximately SEK 300 million in 2003, instead of SEK 350 million as previously estimated, and SEK 350 million in 2004 in accordance with previous estimations.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Accounting principles:

The interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Recommendation on Interim Reporting (RR20). Song has applied the same accounting principles that were detailed in the 2002 annual report. As of January 1, 2003 the following new recommendations issued by the Swedish Financial Accounting Standards Council's became effective: Presentation of Financial Statements (RR22), Investment Property (RR24), Segment Reporting (RR25), Events after the balance sheet date (RR 26), Financial Instruments: Disclosure and presentation (RR27) and Accounting for government grants (RR28). The new recommendations have not had any impact on this interim report.

Company disclosure:

Song Networks will hold a telephone conference call at 10 am CET, May 7, 2003, to present first quarter 2003 result and answer questions. Tomas Franzén (CEO) will host the conference. Dial in number: UK +44 (0) 20 7162 0186, US + 1 334 420 4950 (toll free).

Quote: Song Networks

Instant replay will be available from May 7, 2003, directly after the conference call is finished, until May 12, 2003. To listen, please dial UK +44 (0) 208288 4459, access code: 404852, US +1 334 323 6222 (toll free) access code: 404852.

You will also find the conference call on the Company's website www.songnetworks.net

Song Networks Holding AB's second quarter 2003 financial and operating results for the period ending June 30, will be released on August 12, 2003.

An English translation of the Company's 2002 Annual Report is available at Song Networks' office at Gustav III:s Boulevard 18, Box 712, 169 27 Solna, Sweden. The Annual Report and quarterly results are also available on the Company's website: www.songnetworks.net

Stockholm May 7, 2003

On behalf of the Board of Directors of Song Networks Holding AB

Tomas Franzén

Song Networks Holding AB in summary:

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business idea is to offer the best broadband solutions for data communication, Internet and voice to companies in the Nordic countries. This means that Song Networks has the ambition to supply the best communication solutions with respect to both price and performance. Song Networks is the only operator with a fully integrated network in Sweden, Finland, Denmark and Norway. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 800 employees. The head office is located in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

Consolidated income statement

Three months ended 31 March
	2002 SEK '000	2003 SEK '000	2003 USD '000
Operating revenues	590 188	579 357	68 373
Cost of Services Sold	-478 906	-368 667	-43 508
Gross Profit	111 282	210 690	24 865
Gross Margin	18.86%	36.37%	36.37%
Gross margin before depreciation	40.09%	42.67%	42.67%
Selling expenses	-94 020	-56 209	-6 634
General and administrative expenses	-315 503	-198 679	-23 447
Total operating expenses	-409 523	-254 888	-30 081
Other income/ expenses, net	-15 295	891	105
Result from participation in associated companies	727	2 252	266
Operating result	-312 809	-41 055	-4 845
Financial net	-23 112	2 655	313
Result before income taxes	-335 921	-38 400	-4 532
Income tax benefit/ expenses	-372	-	-
Net result	-336 293	-38 400	-4 532
Depreciation/amortiziation & impairment charges included in operating result	-251 630	-58 148	-6 862
Capital expenditures, net	132 314	40 154	4 739
Acquisitions of businesses	-16 000	100 000	11 801
Share data
Result per share	-202.73	-0.90	-0.11
Result per share after full dilution	-202.73	-0.90	-0.11
No of shares	1 658 852	55 343 994	55 343 994
Weighted average number of shares outstanding after full dilution	1 799 801	58 355 000	58 355 000
Weighted average number of shares outstanding	1 658 852	42 445 577	42 445 577
No of shares after full dilution	1 799 801	58 355 000	58 355 000

Consolidated balance sheet
31 Dec 31 March 31 March
	2002 SEK '000	2003 SEK '000	2003 USD '000
ASSETS
Fixed assets
Intangible fixed assets	49 350	48 526	5 727
Tangible fixed assets	1 227 569	1 352 792	159 651
Financial fixed assets	43 938	46 751	5 517
Total fixed assets	1 320 857	1 448 069	170 895
Investments	26 190	30 662	3 619
Current receivables	806 486	729 096	86 044
Cash and bank balances	265 751	551 363	65 069
Total current assets	1 098 427	1 311 121	154 732
TOTAL ASSETS	2 419 284	2 759 190	325 627

SHAREHOLDERS' EQUITY AND LIABILITIES
Restricted equity	6 110 878	6 415 742	757 154
Accumulated deficit	-5 345 780	-5 139 060	-606 486
Total Equity	765 098	1 276 682	150 668
Provisions	212 763	207 647	24 505
Long term liabilities	35 482	197 308	23 286
Short term liabilities	1 405 941	1 077 553	127 168
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2 419 284	2 759 190	325 627

Consolidated Cash Flow Statements
Three months ended 31 March
	2002 SEK '000	2003 SEK '000	2003 USD '000
Cash Flow from operating activities:
Result before income tax	-335 921	-38 400	-4 532
Adjustments for non cash items	146 601	53 054	6 260
Interest, net	74 620	-4 666	-551
Changes in working capital	-53 753	-71 653	-8 456
Net cash used in operating activities	-168 453	-61 665	-7 279
Cash Flow from investing activities:
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-45 000	439	52
Investments to networks and equipment, net	-245 572	-40 154	-4 739
Net cash used in investing activities	-290 572	-39 715	-4 687
Cash flow from financing activities:
New share issue	-29	397 043	46 857
Cost, new share issue	-	-34 972	-4 127
Increase/ decrease in borrowings, net	-1 201	-71 737	-8 466
Short term bonds	596 167	-	-
Investments in own bonds	-55 675	-	-
Convertible loan	-	97 942	11 559
Net cash used in financing activities	539 262	388 276	45 823
Net increase (decrease) of cash	80 237	286 896	33 857
Cash, beginning of period	498 121	265 751	31 363
Effect of exchange rate changes on cash	3 290	-1 284	-151
CASH, END OF PERIOD	581 648	551 363	65 069

Change in shareholders' equity (SEK '000)

Shareholders' equity, opening balances, Jan. 1, 2003 765 098

New share issue 622 297

Cost, new share issue -65 159

Translation adjustment, net -7 154

Net result -38 400

Shareholders' equity, closing balances, March 31, 2003 1 276 682

Total Cash including Investments and Other Securities
	31 Dec 2002 (SEK '000)	31 March 2003 (SEK '000)	31 March 2003 (USD '000)
Cash	265 751	551 363	65 069

Unutilized secured bank facility	128 263	200 000	23 603
Total	394 014	751 363	88 672
Cash includes:
Restricted cash	54 966	41 751	4 927
Used bank facility	71 737	-	-

Corporate information:

Principal Executive Office:

Song Networks Holding AB

Box 712

SE-169 27 Solna

Sweden

Visiting adress:

Gustav III:s Boulevard 18

Tel: +46 8 5631 00 00

Fax: +46 8 5631 01 01

Web site: www.songnetworks.net

Enquiries:

Tomas Franzén, CEO

Tel: +46 8 5631 01 11

E-mail: tomas.franzen@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer